UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Anchor Bancorp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

032838104
(CUSIP Number)

JOEL S. LAWSON
2040 Grubbs Mill Road
Berwyn, Pennsylvania 19312
(610) 306-3123

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 032838104

1	NAME OF REPORTING PERSON Joel S. Lawson IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 032838104

The following constitutes Amendment No. 3 the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 200,000 Shares directly owned by the Reporting Person is approximately $2,599,941, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,530,000 Shares outstanding as of September 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 11, 2015.

As of the close of business on the date hereof, the Reporting Person beneficially owned 200,000 Shares, constituting approximately 7.9% of the Shares outstanding.

(b)           The Reporting Person possesses the sole power to vote and dispose of the Shares beneficially owned by him.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Person. All of such transactions were effected in the open market except as otherwise set forth therein.

CUSIP NO. 032838104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 17, 2015

/s/ Joel S. Lawson IV
Joel S. Lawson IV

CUSIP NO. 032838104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JOEL S. LAWSON IV

(254)	22.6000	08/03/2015
(100)	22.7000	08/17/2015
(1,000)	22.2500	08/24/2015
(700)	22.6000	08/25/2015
(100)	21.8000	09/01/2015
55	21.3500	09/04/2015
62,099	21.5500	09/15/2015